ORRICK, HERRINGTON & SUTCLIFFE LLP 51 W 52ND STREET NEW YORK, NEW YORK 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 WWW.ORRICK.COM

August 30, 2012

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:                    Mark P. Shuman, Branch Chief - Legal

Edwin Kim, Attorney-Advisor

Craig Wilson, Senior Assistant Chief Accountant

Laura Veator, Staff Accountant

Re:                             Shutterstock, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 9, 2012
File No. 333-181376

Ladies and Gentlemen:

We are submitting this letter on behalf of Shutterstock, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated August 24, 2012 (the “Staff Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-181376) (the “Form S-1”). The Company is concurrently filing Amendment No. 3 to the Form S-1 (the “Amendment”).

In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Form S-1.

Also enclosed for the convenience of the Staff are two copies of the Amendment marked to show changes from Amendment No. 2 to the Form S-1 filed by the Company on August 9, 2012.

General

1.                                      You added information in various locations throughout the prospectus that appears to be extracted from a market study conducted on your behalf by

L.E.K. Consulting LLC. Please file a consent of that consultant to the reference to their firm and the summaries of their report, consistent with Rule 436.

In response to the Staff’s comment, the Company has included the consent of L.E.K. Consulting LLC as Exhibit 99.1 to the Form S-1.

Summary Consolidated Historical and Unaudited Pro Forma Financial Data, page 9

2.                                      Please describe the adjustments made to the pro forma equity-based compensation described in Note (1) on page 10, or cross reference to descriptions provided elsewhere in your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure in Note (1) on page 10 and Note (1) on pages 48-49 of the Amendment to cross reference pro forma notes (h) and (i) on pages 45 and 46, which describe the recurring non-cash compensation charge for the VAR Plan and the Profit Interest Award granted to an executive officer.

3.                                      Please clarify why the adjustment described in Note (2)(iii) on page 11 is made to the “Pro forma as adjusted” column rather than the “pro forma” column. In this regard, also insure that multiple presentations of pro forma information are consistently presented throughout the filing.

The Company respectfully advises the Staff the adjustment described in Note (2)(iii) on page 11 of the Amendment is made to the “Pro forma as adjusted” column since the adjustment (the accelerated vesting of 50% of the unvested profits interest award) is triggered by the IPO and not by the Reorganization. The Company respectfully refers the Staff to the adjustment described in pro forma note (j) on page 46 and to Note 12 to the Consolidated Financial Statement for further information. Additionally, the Company respectfully confirms for the Staff that the multiple presentations of pro forma information have been presented consistently throughout the filing.

Use of Proceeds, page 35

4.                                      Once you have entered into the new credit agreement, expand the third paragraph to disclose the interest rate applicable to borrowings under that facility and state the maturity date.

The Company respectfully acknowledges the Staff’s comment and confirms that it will disclose the interest rate and maturity date applicable to borrowings under the credit facility in a subsequent amendment to the Form S-1 once the terms of the credit facility have been finalized.

Unaudited Pro Forma Consolidated Financial Statements, page 41

5.                                      In view of the numerous and complex pro forma adjustments presented throughout the filing please be advised we may have further comment when the dollar amounts are included in the pro forma presentations and disclosures.

The Company respectfully acknowledges the Staff’s comment and confirms that it will include the dollar amounts in the pro forma presentations and disclosures in a subsequent amendment to the Form S-1 with sufficient time for the Staff to review and process such information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facility, page 65

6.                                      Please file the new credit agreement as an exhibit and disclose the material terms and conditions, including any restrictions or material financial covenants, on a pre-effective basis.

The Company respectfully acknowledges the Staff’s comment and confirms that it will file the credit agreement as an exhibit and include a description of the material terms and conditions of the credit facility, including any restrictions or material financial covenants, in a subsequent amendment to the Form S-1 before the Company requests that the registration statement become effective.

Sources of Funds, page 65

7.                                      We note your disclosure under “Liquidity and Capital Resources” that the “final distribution to members (will be) constituting approximately all of the cash generated from the LLC’s operations since the last distribution to members and any other cash and cash equivalents on hand at the time of the distribution, other than any amounts received under the credit facility.” In view of the totality of cash and cash equivalents distribution it is not clear what amount, if any, of your existing cash and cash equivalents will contribute in a manner sufficient to meet anticipated cash needs for the next 12 months as you disclose under “Sources of Funds.” Please revise to clarify.

In response to the Staff’s comment, the Company has revised its disclosure on page 65 of the Amendment to clarify that, based on its current operating plan, approximately all of the

Company’s existing cash and cash equivalents will be distributed to the LLC members immediately prior to the Reorganization, and its cash from operations following the offering, as well as borrowings under the credit facility, will be sufficient to meet its anticipated cash needs for at least the next 12 months.

Cash Flows

Operating Activities, page 66

8.                                      Over the six month periods ended June 30, 2012 to 2011 you show a 5% decrease in cash from operating activities, while in the six month periods ended June 30, 2011 to 2010 you disclosed a 39% increase. We note that revenue increased significantly in the six months ended June 30, 2012 compared to the same period in 2011; however, over the same comparative periods you also experienced material increases among all of your operating expenses. In view of your pending distribution to members of existing cash and cash equivalents tell us how you considered disclosing any known trends, demands, commitments, events or uncertainties related to cash from operations that will result in or that are reasonably likely to materially impact your future liquidity.

The Company respectfully advises the Staff that the Company’s ability to generate cash from operations has been consistent and predictable throughout the periods presented in the Form S-1.  The Company generated approximately $10 million in net income for each of the six month periods ended June 30, 2010, 2011 and 2012 and has generated cash from operations of approximately $14 million for the six month period ended June 30, 2010, approximately $20 million for the six month period ended June 30, 2011 and approximately $19 million for the six month period ended June 30, 2012.  Despite revenues increasing 44% for the six month period ended June 30, 2012 as compared to the same period in 2011, cash from operations declined 5% for the same comparative period.  This decline was the result of the Company significantly increasing its investment in personnel, primarily related to technology resources, as well as sales, support, marketing and G&A-related personnel. The Company expects that the increased rate of investment as compared to revenue will slow somewhat, as revenue continues to grow. Conversely, since these investments are controllable costs, the Company has the ability to reduce these costs or to reduce the rate of increase of these costs if revenue growth is less than the Company’s expectations.  Therefore, the Company believes that its rate of spending on operating expenses measured as a percentage of total revenue will not materially impact future liquidity.

The Company also considered if the pending distribution would materially impact liquidity. Since  the Company has historically paid substantially all of its excess cash to LLC members while funding increasing levels of operating expenses, it is the Company’s expectation that the pending distribution will not have a material impact on future liquidity nor will it impact the Company’s considerations regarding its disclosure on known trends, demands, commitments, events or uncertainties.

Though the Company expects to continue to generate positive cash flow from operations more than sufficient to support its working capital needs during the next twelve months, including the period surrounding the IPO, the Company plans to enter into a credit facility. The borrowings from the credit facility will be used to fund the Company’s short term capital needs.  The details of the Company’s historical cash flow from operations and the plans to make a final distribution to LLC members constituting approximately all of the cash generated from the LLC’s operations since the last distribution to members and any other cash and cash equivalents on hand at the time of the distribution are disclosed in detail in the Form S-1.  The Company will include a description of the material terms of the credit facility in a subsequent amendment to the Form S-1 once such terms have been finalized.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(1) Summary of Operations and Significant Accounting Policies

Revenue Recognition, page F-11

9.                                      We note your response to prior comment 15 that all purchase plans are sold to customers at a price equal to fair value (the list price) even when a customer may have purchased multiple plans, as each purchase by a customer represents a separate buying decision. Please clarify whether you consider arrangements that include multiple plans purchased by the same customer to be multiple element arrangements within the scope of ASC 605-25-25-3, and your basis for this determination. If you do consider these plans to be multiple element arrangements, please clarify how you allocate arrangement consideration to the separate deliverables in accordance with the provisions of ASC 605-25-30-2.

The Company respectfully advises the Staff that it would be uncommon for customers to purchase a usage plan in connection with a subscription plan or vice versa. Generally, customers make additional purchases as their plans are reaching expiration. The Company believes that each subsequent purchase of an additional plan is a separate buying decision, as no incentives are offered to purchase additional plans and any additional plan would be unrelated to a previous plan purchased.  Additionally, a customer purchasing an additional plan pays the then current price listed on the Company’s website.  Based on the current structure of the Company’s arrangements with its customers, the Company does not believe that such arrangements are within the scope of ASC 605-25 Multiple-Element Arrangements.

(4) Goodwill and Intangible Assets, page F-22

10.                               We note your disclosure that you concluded that a triggering event occurred in the second quarter of 2012 indicating potential impairment in the Bigstock reporting unit, and accordingly performed a Step 1 impairment test. However, we note your disclosure on page F-11 that the Company completed its most recent qualitative analysis as of October 1, 2011. Please reconcile these disclosures.

In response to the Staff’s comment, the Company has revised its disclosure on pages 77 and F-11 of the Amendment to clarify that the October 1, 2011 annual assessment was not the most recent goodwill impairment assessment, as this was superseded by the triggering event in the second quarter of 2012 that resulted in a step 1 impairment test.

Indemnification of Directors and Officers, page II-1

11.                               We note your response to prior comment 21 regarding your indemnification agreements.  Please confirm that you will either comply with Instruction 2 to Item 601 of Regulation S-K or you will file each of your indemnification agreements in executed form.

Exhibit 10.1 to the Form S-1 has been revised in response to the Staff’s comment to include a schedule setting forth the persons who will enter into indemnification agreements as indemnitees.  The Company respectfully advises the Staff that there will be no material difference between the individual agreements and the form of the indemnification agreement.

* * * * * * * * * * * * * * *

Please do not hesitate to contact me by telephone at (212) 506-5391 or by email at druff@orrick.com, or Brian Margolis by telephone at (212) 506-5125 or by email at bmargolis@orrick.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David M. Ruff

David M. Ruff

Enclosures

cc:                                Jonathan Oringer, Shutterstock, Inc.
Timothy E. Bixby, Shutterstock, Inc.
Brian B. Margolis, Esq., Orrick, Herrington & Sutcliffe LLP